UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: **July 7, 2005**
(Date of Earliest Event Reported)



INTEGRATED ALARM SERVICES GROUP, INC.
(Exact name of Registrant as specified in its charter)

Delaware	000-50343	42-1578199
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation or organization)		Identification No.)

One Capital Center, 99 Pine Street 3rdFloor, Albany, NY 12207
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:**(518) 426-1515**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 3.01 NOTICE OF DELISTING OR FAILURE TO SATISFY A CONTINUED LISTING RULE OR STANDARD; TRANSFER OF LISTING.

On March 17, 2005, we filed a Form 12b-25 Notification of Late Filing ("Form 12b-25") indicating that we would not file our Form 10-K on a timely basis. We also did not indicate in the Form 12b-25 that the Form 10-K would be filed on or before the fifteenth calendar day following the prescribed due date as we were unable, at the time the Form 12b-25 was filed, to conclude when the Form 10-K would be filed.

On March 28, 2005, we were notified by NASDAQ that they had not received the Form 10-K as required by Marketplace Rule 4310(c)(14).

On April 28, 2005, we attended a meeting with a NASDAQ Listing Qualifications Panel and as a result were granted until June 27, 2005 to file our Form 10-K for fiscal 2004 and Form 10-Q for the first fiscal quarter ended March 31, 2005.

On June 13, 2005, IASG filed with the Securities and Exchange Commission a Form 10-K for fiscal 2004 and on June 27, 2005 the Company filed its quarterly report on Form 10-Q for the first quarter of fiscal 2005.

Accordingly, on July 5, 2005 NASDAQ advised us that the Company had evidenced compliance with all NASDAQ listing standards and were discontinuing the delisting process. Accordingly, NASDAQ determined that effective with the open of business on Thursday, July 7, 2005, the fifth character "E" would be removed from the Company's trading symbol and the Company's symbol would revert back to "IASG."

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

   (a) None

   (b) None

   (c) Exhibits

The following document is included as an exhibit to this Form 8-K. Any exhibit below incorporated by reference herein is indicated as such by the information supplied in the parenthetical thereafter. If no parenthetical appears after an exhibit, such exhibit is filed or furnished herewith.

EXHIBIT	DESCRIPTION
99.1	Press Release dated July 7, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTEGRATED ALARM SERVICES GROUP, INC.

By: /s/ Timothy M. McGinn
Timothy M. McGinn
Chairman and Chief Executive Officer

Dated: July 7, 2005